UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

NATIONAL HOLDINGS CORPORATION

(Name of the Issuer)

National Holdings Corporation

B. Riley Financial, Inc.

B. Riley Principal Merger Corp. III

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

National Holdings Corporation	B. Riley Financial, Inc.
Michael A. Mullen	B. Riley Principal Merger Corp. III
200 Vesey Street, 25th Floor	Bryant R. Riley
New York, New York 10281	11100 Santa Monica Blvd., Suite 800
(212) 417-8000	Los Angeles, CA 91206
(310) 966-1444

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrew N. Goldman	Patrick S. Brown
Jeff Stein	Sullivan & Cromwell LLP
Wilmer Cutler Pickering Hale and Dorr LLP	1888 Century Park East, Suite 2100
7 World Trade Center, 250 Greenwich Street	Los Angeles, CA 90067
New York, New York 10007	(310) 712-6603
(212) 230-8800

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,442,293	$3,867

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by multiplying (a) $3.25, the tender offer price, by (b) the sum of (i) 7,605,754 shares of common stock, par value $0.02 per share (“Common Stock”) of National Holdings Corporation, a Delaware corporation (“NHLD”), which represents the difference between 13,765,304 shares of Common Stock issued and outstanding less 6,159,550 shares of Common Stock owned by B. Riley Financial, Inc. and its subsidiaries as of the date hereof, (ii) 997,708, the number of shares of Common Stock underlying NHLD restricted stock units and (iii) 2,301,859, the number of shares of Common Stock underlying NHLD performance restricted stock units. This calculation excludes shares of Common Stock subject to outstanding options to purchase Common Stock and outstanding warrants exercisable into shares of Common Stock because such options and warrants have an exercise price equal to or greater than the tender offer price. The foregoing figures regarding NHLD Common Stock have been provided by NHLD and are as of January 26, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,867	Filing Party: B. Riley Financial, Inc.
Form or Registration No.: Schedule TO.	Date Filed: January 27, 2021.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 jointly filed with the United States Securities and Exchange Commission (“SEC”) on January 28, 2021 (as amended, this “Schedule 13E-3”), by National Holdings Corporation, a Delaware corporation (“NHLD”), B. Riley Financial, Inc., a Delaware corporation (“BRF”), and B. Riley Principal Merger Corp. III, a Delaware corporation and a wholly owned subsidiary of BRF (“Merger Sub”).

This Amendment No. 3 relates to the cash tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”), of NHLD owned by stockholders other than BRF and BRF’s subsidiaries, at a price of $3.25 per Share, to the seller in cash, without interest, less any applicable withholding taxes (the “Offer”). The Offer was made pursuant to the Agreement and Plan of Merger, dated as of January 10, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among NHLD, BRF and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into NHLD pursuant to Section 251(h) of the Delaware General Corporation Law, with NHLD being the surviving corporation in the merger (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the Tender Offer Statement on Schedule TO filed by Merger Sub and BRF on January 27, 2021 (as amended or supplemented from time to time, the “Schedule TO”), which contains as exhibits the Offer to Purchase, dated January 27, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Offer to Purchase.

In response to the Offer, NHLD filed a Solicitation/Recommendation Statement on Schedule 14D-9 on January 27, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”). The information contained in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by NHLD with the SEC on February 9, 2021, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by NHLD with the SEC on February 12, 2021, the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by NHLD with the SEC on February 17, 2021 and the Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by NHLD with the SEC on February 25, 2021 and the Offer to Purchase, as amended by the Tender Offer Statement (Amendment No. 1) on Schedule TO filed by BRF and Merger Sub on February 09, 2021, the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by BRF and Merger Sub on February 12, 2021, the Tender Offer Statement (Amendment No. 3) on Schedule TO filed by BRF and Merger Sub on February 17, 2021 and the Tender Offer Statement (Amendment No. 4) on Schedule TO filed by BRF and Merger Sub on February 25, 2021, including all schedules, annexes and exhibits thereto, copies of which are included as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase.

Pursuant to General Instruction J to Schedule 13E-3, the information previously disclosed in this Schedule 13E-3 is omitted from this Amendment No. 3. Such information previously disclosed in this Schedule 13E-3, as amended, is incorporated by reference into this Amendment No. 3, except that such information is amended and supplemented to the extent provided in this Amendment No. 3. All information contained in this Amendment No. 3 and this Schedule 13E-3 concerning NHLD, BRF and Merger Sub has been provided by such person and not by any other person.

ITEM 15. Additional Information

Item 15 of the Schedule 13E-3 is hereby amended and supplemented by adding the following disclosure as a new paragraph under Item 15(c):

“Final Results of the Offer and the Completion of the Merger.

At 12:00 midnight, New York City time, on February 25, 2021 (one minute after 11:59 P.M., New York City time on February 24, 2021), the Offer expired as scheduled and was not extended. Merger Sub was advised by the Depositary that as of the Expiration Date, a total of 4,934,502 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered, and Shares tendered by the Excluded Holders) were validly tendered into the Offer and not validly withdrawn, representing approximately 70.01% of the Shares outstanding as of the Expiration Date, excluding the Shares owned by the Excluded Holders. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 60,060 additional Shares, representing approximately 0.85% of the Shares outstanding as of the Expiration Date, excluding the Shares owned by the Excluded Holders.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, BRF and Merger Sub intend to complete the acquisition of NHLD through the Merger without a meeting of the stockholders of NHLD in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share that is not owned by BRF and its subsidiaries, NHLD and its subsidiaries, or any stockholders of NHLD who properly demanded appraisal pursuant to Section 262 of the DGCL in connection with the Merger will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Each Share owned by BRF, NHLD or their respective subsidiaries immediately prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market.

On February 25, 2021, BRF issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as (a)(5)(ii) to the Schedule 13E-3 and is incorporated herein by reference.”

ITEM 16.	EXHIBITS.

Item 16 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 (incorporated by reference to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 25, 2021).
(a)(2)	Tender Offer Statement (Amendment No. 4) on Schedule TO (incorporated by reference to the Schedule TO filed by BRF and Merger Sub on February 25, 2021).
(a)(5)(ii)	Press Release issued by BRF, dated February 25, 2021 (incorporated by reference to Exhibit (a)(5)(ii) to the Tender Offer Statement (Amendment No. 4) on Schedule TO filed with the SEC on February 25, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
	Name:	Michael A. Mullen
	Title:	Chief Executive Officer

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. Riley Principal Merger Corp. III

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

3